UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 16)*

American Midstream Partners, LP

(Name of issuer)

Common Units Representing Limited Partner Interests

(Title of class of securities)

02752P 100

(CUSIP number)

Christine Miller

Magnolia Infrastructure Partners, LLC

c/o ArcLight Capital Partners

200 Clarendon Street, 55th Floor

Boston, MA 02117

(617) 531-6338

(Name, address and telephone number of person authorized to receive notices and communications)

October 31, 2016

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or 13d-1(g), check the following box:  ☐

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Magnolia Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 12,891,580 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 12,891,580 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 12,891,580 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 30.6% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,966,523 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,646,889 common Units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,984,672 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,276,162 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, and 618,921 Common Units held by Magnolia, taking into account the distributions discussed in Item 3.

Note 2: Based on 42,077,686 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 31,154,636 Common Units outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2016, (b) 7,646,889 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 2, 2016 and (c) 3,276,162 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 2, 2016.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Magnolia Infrastructure Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 23,889,381 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 23,889,381 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 23,889,381 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 45.0% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,966,523 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,646,889 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,984,672 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,276,162 Common Units, 8,664,468 Series C Convertible Preferred Units (“Series C Units”) held directly by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,664,468 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,333,333 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, and 618,921 Common Units held by Magnolia, taking into account the distributions discussed in Item 3.

Note 2: Based on 53,075,487 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 31,154,636 Common Units outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2016, (b) 7,646,889 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 2, 2016, (c) 3,276,162 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 2, 2016, (d) 8,664,468 Series C Units held by Magnolia Holdings and (e) 2,333,333 Series D Units held by Magnolia Holdings.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification High Point Infrastructure Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 8,996,498 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 8,996,498 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 8,996,498 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 23.2% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,966,523 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,646,889 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), and 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, taking into account the distributions discussed in Item 3.

Note 2: Based on 38,801,525 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 31,154,636 Common Units outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2016 and (b) 7,646,889 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 2, 2016.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification American Midstream GP, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds OO
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 1,349,609 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 1,349,609 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 1,349,609 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 4.3% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 1,349,609 Common Units held by American Midstream GP, LLC, the Issuer’s general partner (the “General Partner”).

Note 2: Based on 31,154,636 Common Units outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2016.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Energy Partners Fund V, L.P.
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 25,518,831 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 25,518,831 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 25,518,831 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 48.1% (See Note 2)
14.	Type of reporting person PN

Note 1: Represents 6,966,523 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,646,889 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,984,672 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,276,162 Common Units, 8,664,468 Series C Convertible Preferred Units (“Series C Units”) held directly by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,664,468 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,333,333 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, 618,921 Common Units held by Magnolia and 1,629,450 Common Units held by Busbar II, LLC (“Busbar”), taking into account the distributions discussed in Item 3.

Note 2: Based on 53,075,487 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 31,154,636 Common Units outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2016, (b) 7,646,889 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 2, 2016, (c) 3,276,162 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 2, 2016, (d) 8,664,468 Series C Units held by Magnolia Holdings and (e) 2,333,333 Series D Units held by Magnolia Holdings.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight PEF GP V, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 25,518,831 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 25,518,831 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 25,518,831 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 48.1% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,966,523 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,646,889 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,984,672 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,276,162 Common Units, 8,664,468 Series C Convertible Preferred Units (“Series C Units”) held directly by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,664,468 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,333,333 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, 618,921 Common Units held by Magnolia and 1,629,450 Common Units held by Busbar II, LLC (“Busbar”), taking into account the distributions discussed in Item 3.

Note 2: Based on 53,075,487 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 31,154,636 Common Units outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2016, (b) 7,646,889 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 2, 2016, (c) 3,276,162 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 2, 2016, (d) 8,664,468 Series C Units held by Magnolia Holdings and (e) 2,333,333 Series D Units held by Magnolia Holdings.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Holdings, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 25,518,831 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 25,518,831 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 25,518,831 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 48.1% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,966,523 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,646,889 common units of the Issuer (“Common Units”), which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,984,672 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,276,162 Common Units, 8,664,468 Series C Convertible Preferred Units (“Series C Units”) held directly by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,664,468 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,333,333 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, 618,921 Common Units held by Magnolia and 1,629,450 Common Units held by Busbar II, LLC (“Busbar”), taking into account the distributions discussed in Item 3.

Note 2: Based on 53,075,487 Common Units outstanding, on an as-converted basis, which equals the sum of (a) 31,154,636 Common Units outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2016, (b) 7,646,889 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 2, 2016, (c) 3,276,162 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 2, 2016, (d) 8,664,468 Series C Units held by Magnolia Holdings and (e) 2,333,333 Series D Units held by Magnolia Holdings.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification ArcLight Capital Partners, LLC
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 25,518,831 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 25,518,831 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 25,518,831 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 48.1% (See Note 2)
14.	Type of reporting person OO (Limited Liability Company)

Note 1: Represents 6,966,523 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,646,889 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,984,672 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,276,162 Common Units, 8,664,468 Series C Convertible Preferred Units (“Series C Units”) held directly by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,664,468 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,333,333 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, 618,921 Common Units held by Magnolia and 1,629,450 Common Units held by Busbar II, LLC (“Busbar”), taking into account the distributions discussed in Item 3.

Note 2: Based on 53,075,487 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 31,154,636 Common Units outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2016, (b) 7,646,889 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 2, 2016, (c) 3,276,162 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 2, 2016, (d) 8,664,468 Series C Units held by Magnolia Holdings and (e) 2,333,333 Series D Units held by Magnolia Holdings.

CUSIP NO. 02752P 100	SCHEDULE 13D

1.	Name of Reporting Person; S.S. or IRS Identification Daniel R. Revers
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3.	SEC use only
4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole voting power 0
	8.	Shared voting power 25,518,831 (See Note 1)
	9.	Sole dispositive power 0
	10.	Shared dispositive power 25,518,831 (See Note 1)
11.	Aggregate amount beneficially owned by each reporting person 25,518,831 (See Note 1)
12.	Check box if the aggregate amount in Row 11 excludes certain shares ☐
13.	Percent of class represented by amount in Row 11 48.1% (See Note 2)
14.	Type of reporting person IN

Note 1: Represents 6,966,523 Series A-1 Convertible Preferred Units (“Series A-1 Units”) held by High Point Infrastructure Partners, LLC (“High Point”), convertible into 7,646,889 Common Units, which are indirectly owned by Magnolia Infrastructure Partners, LLC (“Magnolia”), 2,984,672 Series A-2 Convertible Preferred Units (“Series A-2 Units”) held by Magnolia, convertible into 3,276,162 Common Units, 8,664,468 Series C Convertible Preferred Units (“Series C Units”) held directly by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”), convertible into 8,664,468 Common Units, 2,333,333 Series D Convertible Preferred Units (“Series D Units”) held directly by Magnolia Holdings convertible into 2,333,333 Common Units, 1,349,609 Common Units held by American Midstream GP, LLC (the “General Partner”), which is 95% owned by High Point, 618,921 Common Units held by Magnolia and 1,629,450 Common Units held by Busbar II, LLC (“Busbar”), taking into account the distributions discussed in Item 3.

Note 2: Based on 53,075,487 common units of the Issuer (“Common Units”) outstanding, on an as-converted basis, which equals the sum of (a) 31,154,636 Common Units outstanding as of August 5, 2016, as reported in the Issuer’s Quarterly Report on Form 10-Q filed on August 8, 2016, (b) 7,646,889 Common Units issuable upon the conversion of Series A-1 Units outstanding as of November 2, 2016, (c) 3,276,162 Common Units issuable upon the conversion of Series A-2 Units outstanding as of November 2, 2016, (d) 8,664,468 Series C Units held by Magnolia Holdings and (e) 2,333,333 Series D Units held by Magnolia Holdings.

This Amendment No. 15 to Schedule 13D amends and supplements the Statement on Schedule 13D filed on May 3, 2013, as amended by Amendment No. 1 filed on November 14, 2014, Amendment No. 2 filed on February 17, 2015, Amendment No. 3 filed on April 3, 2015, Amendment No. 4 filed on May 15, 2015, Amendment No. 5 filed on August 18, 2015, Amendment No. 6 filed on August 19, 2015, Amendment No. 7 filed on September 17, 2015, Amendment No. 8 filed on November 18, 2015, Amendment No. 9 filed on December 22, 2015, Amendment No. 10 filed on January 6, 2016, Amendment No. 11 filed on January 11, 2016, Amendment No. 12 filed on February 1, 2016, Amendment No. 13 filed on February 24, 2016, Amendment No. 14 filed on April 27, 2016 and Amendment No. 15 filed on May 18, 2016 (as amended, this “Schedule 13D”), filed with respect to the common units representing limited partner interests (“Common Units”) of American Midstream Partners, LP (the “Issuer”).

ITEM 3. Source and Amount of Funds or Other Considerations.

Item 3 is hereby supplemented as follows:

On August 12, 2016, the Issuer paid quarterly in-kind distributions on (i) the Series A-1 Convertible Preferred Units held by High Point Infrastructure Partners, LLC in the amount of 107,708 Series A-1 Convertible Preferred Units, (ii) the Series A-2 Convertible Preferred Units held by Magnolia Infrastructure Partners, LLC in the amount of 46,145 Series A-2 Convertible Preferred Units and (iii) the Series C Convertible Preferred Units held by Magnolia Infrastructure Holdings, LLC (“Magnolia Holdings”) in the amount of 93,039 Series C Convertible Preferred Units in accordance with the terms and conditions of the Fifth Amended and Restated Agreement of Limited Partnership of the Issuer (as amended, the “Partnership Agreement”).

On October 31, 2016, the Issuer entered into a Securities Purchase Agreement (the “Purchase Agreement”) with Magnolia Holdings, pursuant to which Magnolia Holdings purchased 2,333,333 Series D Convertible Preferred Units (“Series D Units”) at a per unit price of $15.00. Additionally, if the Series D Units remain outstanding after June 30, 2017, the Purchase Agreement provides that the Issuer shall issue to Magnolia Holdings a warrant to purchase up to 700,000 common units of the Issuer (“Common Units”) at an exercise price (subject to adjustment in accordance with the provisions of the form of warrant) of $22.00 per Common Unit. Magnolia Holdings used cash on hand to purchase the Series D Units.

The foregoing is a summary only and the terms and conditions of the Purchase Agreement are qualified in their entirety by reference to the Purchase Agreement, which will be filed by the Issuer as an exhibit to a Current Report on Form 8-K on or prior to November 4, 2016.

ITEM 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by adding the following immediately after the last paragraph:

The Issuer entered into Amendment No. 2 to the Partnership Agreement, which amendment created the Series D Units. Proceeds from the sale of the Series D Units to Purchaser were used as financing for certain acquisitions by the Issuer.

The terms of the Series D Units provide for, among other things: (i) quarterly distributions to be paid in cash, (ii) voting rights identical to the voting rights of the Common Units and voting as a single class with the Common Units, with each Series D Unit entitled to one vote for each Common Unit into which such Series D Unit is convertible, (iii) separate voting rights on any matter that adversely affects, amends or modifies the rights, preferences, privileges or terms of the Series D Units and (iv) a consent right over certain actions to be taken by the Issuer’s general partner. At any time after June 30, 2017 the Series D Units may be converted into Common Units at the Series D Conversion Rate (as defined in the Partnership Agreement and initially set at 1.0 Common Units issuable upon the conversion of each Series D Unit) at the option of the holder. On or prior to June 30, 2017, the Issuer may exercise the right to call all or a portion of the then outstanding Series D Units, subject to the terms and conditions set forth in the Partnership Agreement.

Prior to the consummation of any recapitalization, reorganization, consolidation, merger, spin-off or other business combination in which the holders of Common Units are to receive securities, cash or other assets (a “Partnership Event”), the Issuer is obligated to make an irrevocable written offer, subject to consummation of the Partnership Event, to each holder of Series D Units to redeem all (but not less than all) of such holder’s Series D Units for a price per Series D Unit payable in cash

The foregoing is a summary only and the terms and conditions of the Series D Units are qualified in their entirety by reference to Amendment No. 2 to the Partnership Agreement and the Purchase Agreement, which will be filed by the Issuer as exhibits to a Current Report on Form 8-K.

ITEM 5. Interest in Securities of the Issuer.

Item 5 is hereby amended as follows:

(a)-(c) The information contained on the cover pages to this Schedule 13D are incorporated herein by reference.

ITEM 7. Material to be Filed as Exhibits.

See the Exhibit Index following the signature pages hereto.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 2, 2016

AMERICAN MIDSTREAM GP, LLC

/s/ Regina Gregory
Regina Gregory, Senior Vice President, General Counsel and Secretary

HIGH POINT INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

MAGNOLIA INFRASTRUCTURE HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, President

ARCLIGHT ENERGY PARTNERS FUND V, L.P.

By:	ArcLight PEF GP V, L.P. its General Partner

	By:	ArcLight Capital Holdings, LLC its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT PEF GP V, LLC

By:	ArcLight Capital Holdings, LLC
its Manager

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL HOLDINGS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

ARCLIGHT CAPITAL PARTNERS, LLC

/s/ Daniel R. Revers
Daniel R. Revers, Managing Partner

/s/ Daniel R. Revers
Daniel R. Revers

EXHIBIT INDEX

Exhibit Number	Description

1.	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Amendment No. 14 to Schedule 13D filed by the reporting persons on April 27, 2016)